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                                                     April 9, 2002
                                                     P 133e
                                                     Michael Grabicki
                                                     Tel. +49 6 21 60-9 99 38
                                                     Fax +49 6 21 60-2 01 29
                                                     michael.grabicki@basf-ag.de


CHANGE TO BASF'S BOARD OF EXECUTIVE DIRECTORS


Helmut Becks (57), Singapore-based member of BASF's Board of Executive Directors, will retire for health reasons after the Annual Meeting on April 30, 2002. Becks was appointed to the Board of Executive Directors in 1996; from 1997 to 2001 he held the function of Industrial Relations Director at BASF Aktiengesellschaft, and since then he has been responsible for the Asia region and for Corporate Engineering. These duties will now be additionally assumed by Dr. Juergen Hambrecht (56), who is responsible for the Chemicals segment as well as BASF's sites in Antwerp, Belgium, and Schwarzheide, Germany.